

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

<u>Via E-mail</u>
Mr. Kenneth Meyers
Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois  60602

> **Re:     Telephone and Data Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the Quarter ended March 31, 2013**
> **Filed May 3, 2013**
> **File No. 1-14157**

Dear Mr. Meyers:

We have reviewed your response letter and have the following comments.  As noted in our letter dated April 8, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>
<u>Exhibit 13</u>

<u>Divestiture Transaction, page 8</u>

1.     We note your response to comment four.  Addressing ASC 205-20-15-2, tell us in more detail how you concluded that the Divestiture Markets do not constitute a component.  Also, addressing ASC 360-10-20, tell us what is the lowest level asset group for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Form 10-Q for the Quarter Ended March 31, 2013

2013 Estimates, page 25

2.      We note in footnote (1) that the estimates reflect the impacts of selling Apple products. However, footnote (4) states that Adjusted Revenues exclude US Cellular Equipment sales revenues, presumably Apple product revenues.  Please reconcile these inconsistencies.


        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.


                                Sincerely,

                                /s/ Carlos Pacho for

                                Larry Spirgel
                                Assistant Director